July 1, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	La Rosa Holdings Corp. Amendment No. 2 to Registration Statement on Form S-1 Submitted June 27, 2025 File No. 333-284962

Dear Ms. Pearlyne Paulemon and Ms. Isabel Rivera:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below a response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of June 30, 2025 with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) as noted above.

For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1 filed June 27, 2025

General

1. We note your disclosure regarding the Amendment and Exchange Agreement entered into on June 18, 2025, which resulted in the exchange of all of the selling stockholder's incremental warrants for 6,000 shares of your Series B Convertible Preferred Stock. As it appears that the Series B shares are immediately convertible into common stock, please provide us with your analysis as to why it is not appropriate to register the Series B shares and the underlying common shares on this registration statement. Refer to Securities Act Compliance & Disclosure Interpretations Questions 103.04 and 139.01.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the shares of Series B Convertible Preferred Stock are not being registered because there is no legal or contractual obligation for the Company to register such shares or the shares of common stock of the Company underlying the Series B Convertible Preferred Stock pursuant to the Registration Statement. The Incremental Warrants previously issued to the selling stockholder were issued pursuant to the exemption from the registration requirements of Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D, as promulgated by the SEC under the Securities Act. The Series B Convertible Preferred Stock was issued under the Amendment and Exchange Agreement pursuant to the exemption from the registration requirements of the Securities Act available to the Company under Section 3(a)(9) thereof. Moreover, once the required holding period under Rule 144 under the Securities Act has been met, the holder will be able to convert the shares of Series B Convertible Preferred Stock and sell the underlying shares of common stock pursuant to Rule 144 without the need for registration under the Securities Act.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

It is our understanding that Securities Act Compliance & Disclosure Interpretations Questions 103.04 and 139.01 are not applicable to the shares underlying Series B Convertible Preferred Stock of the Company since the parties to the transaction agreed not to include Series B Convertible Preferred Stock in the Registration Statement and the Company is not registering any convertible securities or warrants thereunder.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW